Item 27. Exhibit (d) iv.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

BASIC DEATH BENEFIT ENDORSEMENT

This Endorsement modifies the Certificate to which it is attached. The effective date of this Endorsement is the Certificate Issue Date shown on the Certificate Schedule or a later date acceptable to the Company. In case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Certificate captioned “Proceeds Payable On Death - Death Benefit Amount During the Accumulation Period”:

PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

Prior to attaining Age 80, the death benefit during the Accumulation Period, will be the greater of:

1. the Purchase Payments, reduced by an adjustment for each withdrawal. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the Certificate Value withdrawn;

B = the Certificate Value immediately prior to the withdrawal; and

C = the most recently adjusted Purchase Payments; or

2. the Certificate Value.

The Death Benefit that is payable is determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method at its Annuity Service Center, adjusted for any applicable charges.

After attaining Age 80 the death benefit during the Accumulation Period will be equal to the Certificate Value determined at the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method at its Annuity Service Center.

If Joint Participants are named, the Age of the oldest Joint Participant will be used to determine the Death Benefit. If the Certificate is owned by a non-natural person, then Participant shall mean Annuitant.

Signed for Massachusetts Mutual Life Insurance Company by:

[ ABC ]	[ ABC ]

[SECRETARY]	[PRESIDENT]

MU03DBasic(NY)	01-03